Exhibit 99.3

Lexmark to acquire Kofax

LEXINGTON, Ky. & IRVINE, Calif., March 24, 2015

•	Lexmark International, Inc. (NYSE: LXK) and Kofax Limited (NASDAQ and LSE: KFX) today announced that the two companies have entered into a merger agreement in which Lexmark will acquire Kofax. Under the terms of the merger agreement, Lexmark will acquire all of the outstanding shares of Kofax for $11.00 per share in cash for a total enterprise value of approximately $1 billion, net of cash acquired.

•	Lexmark will fund the acquisition with its non-U.S. cash on hand and its existing credit facility programs.

•	Kofax’s Board of Directors has unanimously recommended in favor of the merger agreement. Kofax shareholders, holding approximately 25 percent of the outstanding shares of Kofax, have signed a voting agreement committing to support the merger.

•	Upon successful completion of the acquisition, Lexmark will nearly double the size of its enterprise software business to an approximately $700 million business competing in the expanding $10 billion content and process management software market. This market is expected to have a compounded annual growth rate of approximately 10 percent. In addition to the significant increase in scale, Kofax will help accelerate the growth and significantly increase the operating margins of Lexmark’s software business.

•	The addition of Kofax immediately enhances Lexmark’s industry-leading enterprise content management and business process management offerings. In the capture technology field, the combination of Kofax’s smart process applications with Perceptive Intelligent Capture will create the broadest and deepest portfolio of capture solutions in the market, ranging from Web portals and mobile devices to smart MFPs.

•	The acquisition will result in an enhanced, more efficient balance sheet benefiting from the deployment of available overseas cash and existing balance sheet capacity.

•	Founded in 1985 and headquartered in Irvine, California, Kofax reported 2014 revenue of $297 million. Kofax has over 20,000 customers worldwide, including 80 on the Fortune Global 100 list. The company operates in all regions of the world and has more than 850 channel partners globally.

•	The acquisition of Kofax demonstrates the continued execution of Lexmark’s capital allocation framework, which is to pursue acquisitions that strengthen and support the growth of Lexmark’s solutions capabilities, while returning capital to shareholders. Since the first quarter of 2011, Lexmark has returned 78 percent of its free cash flow to shareholders in the form of dividends and share repurchases. The transaction will not impact Lexmark’s quarterly dividend.

•	The acquisition is expected to close in the second quarter of 2015 and is contingent on Kofax shareholder approval, applicable regulatory clearances and other customary closing conditions.

•	Goldman, Sachs and Co. is serving as exclusive financial advisor to Lexmark. Lazard is serving as exclusive financial advisor to Kofax on this transaction.

Supporting Quotes

“The acquisition of Kofax enhances our best-in-class offerings so our customers can capture, manage, access, and act upon their information more efficiently, and extends Lexmark into the high-growth smart process applications market,” said Paul Rooke, Lexmark chairman and chief executive officer. “Our customers will have a breadth of hardware and software solutions that connect their information silos and automate their business processes – enabling them to access the most relevant information at the moment they need it to drive business forward.

“Kofax accelerates Lexmark’s development of industry-specific solutions while also immediately expanding our reach into the midmarket, where there is increasing demand for technology to better manage the growing amount of unstructured information and improve customer engagement,” added Rooke.

“The combination of Perceptive Software and Kofax solutions strengthens the breadth and depth of our offering, giving us an unmatched ability to help customers of all sizes, in all industries and across the globe to connect unstructured information to their systems of record,” said Scott Coons, Perceptive Software president and chief executive officer and Lexmark vice president.

“We believe joining forces with Lexmark benefits our customers, partners, employees and shareholders and the merger will build on Kofax’s rich history of continuous innovation,” said Reynolds C. Bish, chief executive officer, Kofax. “Our market-leading ability to simplify and transform the First Mile™ of customer engagement is a strong complement to Perceptive Software’s strength in managing information across silos. As a result, we’re excited about the future and working together to realize the full potential of this opportunity to the benefit of all stakeholders.”

Conference Call Today

The company will host a conference call with securities analysts today at 5:00 p.m. (EDT). A live broadcast and a complete replay of this call can be accessed from Lexmark’s investor relations website at http://investor.Lexmark.com. If you are unable to connect to the Internet, you can access the call via telephone at 888-693-3477 (outside the U.S. by calling 973-582-2710) using access code 12656168. Lexmark’s Kofax presentation slides will be available on Lexmark’s investor relations website prior to the live broadcast.

About Lexmark

Lexmark is uniquely focused on connecting unstructured printed and digital information across enterprises with the processes, applications and people that need it most. For more information, please visit www.Lexmark.com.

About Kofax

Kofax is a leading provider of smart process applications to simplify and transform the First Mile™ of customer engagement. Success in the First Mile can dramatically improve the customer experience, greatly reduce operating costs and increase competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, supply chain, business process outsourcing and other markets. Kofax delivers these through its direct sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit Kofax.com.

Lexmark and Lexmark with diamond design are trademarks of Lexmark International, Inc., registered in the U.S. and/or other countries. All other trademarks are the property of their respective owners.

© 2015 Kofax Limited. Kofax and Kofax TotalAgility are registered trademarks and First Mile is a trademark of Kofax Limited.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Statements in this release which are not historical facts are forward-looking and involve risks and uncertainties which may cause the company’s actual results or performance to be materially different from the results or performance expressed or implied by the forward-looking statements. Factors that may impact such forward-looking statements include, but are not limited to, fluctuations in foreign currency exchange rates; failure to successfully integrate newly acquired businesses; continued economic uncertainty related to volatility of the global economy; inability to execute the company’s strategy to become an end-to-end solutions provider; decreased supplies consumption; possible changes in the size of expected restructuring costs, charges, and savings; market acceptance of new products; aggressive pricing from competitors and resellers; changes in the company’s tax provisions or tax liabilities; excessive inventory for the company’s reseller channel; failure to manage inventory levels or production capacity; periodic variations affecting revenue and profitability; inability to realize all of the anticipated benefits of the company’s acquisitions; the failure of information technology systems, including data breaches or cyber attacks; the inability to develop new products and enhance existing products to meet customer needs on a cost competitive basis; reliance on international production facilities, manufacturing partners and certain key suppliers; business disruptions; increased competition in the aftermarket supplies business; inability to obtain and protect the company’s intellectual property rights and defend against claims of infringement and/or anticompetitive conduct; ineffective internal controls; customer demands and new regulations related to conflict-free minerals; fees on the company’s products or litigation costs required to protect the company’s rights; inability to perform under managed print services contracts; the inability to attract, retain and motivate key employees; terrorist acts; acts of war or other political conflicts; increased investment to support product development and marketing; the financial failure or loss of business with a key customer or reseller; credit risk associated with the company’s customers, channel partners, and investment portfolio; the outcome of litigation or regulatory proceedings to which the company may be a party; unforeseen cost impacts as a result of new legislation; changes in a country’s political or economic conditions; disruptions at important points of exit and entry and distribution centers; and other risks described in the company’s Securities and Exchange Commission filings. The company undertakes no obligation to update any forward-looking statement.

Lexmark Investor Contact:

John Morgan

859-232-5568

jmorgan@Lexmark.com

Lexmark Media Contact:

Jerry Grasso

859-232-3546

ggrasso@Lexmark.com

Perceptive Software Media Contact:

Sherlyn Manson

913-227-6076

sherlyn.manson@perceptivesoftware.com

Kofax Media Contact:

Laura Brandlin

949-783-1545

Laura.brandlin@kofax.com

Kofax Investor Contact:

Todd Kehrli

323-468-2300

kfx@mkr-group.com